082-04721

ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66. г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ____________
Кор.счет ____________
БИК ____________
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 12.04.2007г. № 10.3.1/06-1583

на № ________ от ________

07022703

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

RECEIVED
APR 17 2007
SEC MAIL PROCESSING SECTION
WASH. D.C.
200

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on material facts.
2. List of the Issuer's affiliated persons as of March 31, 2007.

Please find 16 pages enclosed.

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

ОАО ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ
ИНН 2308025192

dw 4/19

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
03-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
4-07-00062-A of 17th August 2004.

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).
Federal Financial Markets Service of the Russian Federation

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
The interest rate (coupon income) on the Bonds shall be determined in accordance with the Decision on the Bond issue approved by the Board of Directors of the Issuer (Minutes № 49 of June 28, 2004). The Board of Directors assigned a 10.9% (ten point nine) interest rate per annum to the fifth coupon of 03-series bond issue (Minutes № 28 of 24 March 2006). Thus, 54.65 (fifty four 65/100) rubles shall be paid out per each bond of the issue.

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
24th March 2006

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
24th March 2006

2.7. Substance of the Issuer's obligation: ***Payment of the fifth coupon income on the Bonds.***
Total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).
191,275,000 (one hundred ninety one million two hundred seventy five thousand) rubles
Total amount of interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series: ***54.65 (fifty four 65/100) rubles***

2.8. Form of income payment under the Issuer's securities (money, other property).
In money terms in currency of the Russian Federation by cashless settlement

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.
9th April 2007

2.10. Total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).
Total amount of income paid on the 1-5 coupons of the issue makes 1,030,085,000 (one billion thirty million eighty five thousand) rubles;

2.11. Fact of execution (default) of the Issuer's obligation.

LIST OF AFFILIATED PARTIES

Of the Public Joint –Stock Company "Southern Telecommunications Company"

Issuer's code: 0 0 0 6 2 – A

As of 3 1 0 3 2 0 0 7

Place of the Issuer's business: 66, Karasunskaya str., Krasnodar

The information contained in this list of affiliated parties shall be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.stcompany.ru

General Director	______________ (signature)	A.V. Andreev (Full name)
Date " 31 " 03 20 07	Official seal	

Issuer's codes	
TIN	*2308025192*
BSRN	*1022301172112*

I. The namelist of affiliate partied as of 31 03 2007

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1.	Alexander Vladimirovich Andreev	Kaliningrad, Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company.	16.06.2006 01.08.2006	-	-
2.	Boris Dmitrievich Antonyuk	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
3.	Valentina Fyodorovna Veremianina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
4.	Andrey Alexandrovich Vinkov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
5.	Anatoly Anatolievich Gavrilenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
6.	Yevgeny Petrovich Yenin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
7.	Elena Viktorovna Zabuzova	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
8.	Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
9.	Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is the Chairman of the Board of	27.06.2006	-	

			Directors (supervisory board) of the Joint – Stock Company			
10.	Ekaterina Alexandrovna Punina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
11.	Elena Petrovna Selvich	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
12.	Vladimir Pavlovich Yuriev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006		
13.	Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
14.	Dmitri Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	29.06.2006	-	-
15.	Vladislav Andreevich Statuev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
16.	Yevgeni Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
17.	Tatyana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
18.	Yevgeny Borisovich Rzhevsky	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company. The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.08.2006 11.09.2006	0.000004	0.000003
19.	Stanislav Petrovich Borodin	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
20.	Yuri Valentinovich Metla	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	0.0003	0.01
21.	Alexander Anatolievich Dobryakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	23.10.2006	-	-
22.	Arkady Arkadievich Samoilov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	26.01.2007	-	-
23.	Yegor Yegorovich Rodin	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
24.	Konstantin Vladimirovich Yevtushenko	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
25.	Vasiliy Grigorievich Kuskov	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs	2006	-	-

			to.			
26.	Valery Ivanovich Kurennoy	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
27.	Andrey Vladimirovich Krukhmalyov	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
28.	Igor Vladimirovich Klitochenko	Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	0.000008	-
29.	Alexander Vladimirovich Zemtsev	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
30.	Adelina Valentinovna Zabotina	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
31.	Alexander Nikolaevich Bogachev	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
32.	Alexander Nikolaevich Kiselyov	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	0.00007	0.00009
33.	Dmitry Yevgenievich Yerokhin	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	0.0001	-
34.	Oleg Stepanovich Lyubchenko	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
35.	Gennadiy Yurievich Mescheryakov	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
36.	Aleksey Vitalievich Ostapchuk	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
37.	Closed-type Joint –Stock Company "Insurance company "Kostars"	Room 33-08, 42/3, Leninski prospect, Moscow 117119	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
38.	Closed Joint –Stock Company "Joint-Stock Commercial Bank of communication and informatization development "Pochtobank"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
39.	Closed Joint –Stock Company " Altel "	54 B, Lenin prospect, Barnaul 656099	The person belongs to the group of parties, which the Joint –Stock Company belongs	1995		

			to.		-	-
40.	Closed Joint –Stock Company "Yeniseitelecom "	20, Kachinskaya Str., Krasnoyarsk, 660020	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
41.	Closed Joint –Stock Company "Nizhegorodskaya sotovaya svyaz"	Dom Svyazi, Gorky pl., Nizhni Novgorod 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
42.	Closed Joint –Stock Company "Novgorod Deitacom"	22, Industrialnaya St., Pankovka, Velikiy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
43.	Closed Joint –Stock Company "Altayskaya investment company "ALTINCOM"	96, Paparanintsev St., Barnaul 656049	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
44.	Closed Joint –Stock Company "Baikalvestcom"	68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
45.	Closed Joint –Stock Company "Vladimir Teleservice"	20, Gorokhovaya St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
46.	Closed Joint –Stock Company "Mobile telecommunications "	55-2, Plushchikha St., Moscow 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
47.	Closed Joint –Stock Company "Narodny Telefon Saratov "	40, Kiselyova St., Saratov 410600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
48.	Closed Joint –Stock Company "Orenburg GSM "	11, Volodarskogo St., Orenburg 460000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
49.	Closed Joint-Stock Company "Ulyanovsk-GSM "	60, L. Tolstogo St., Ulyanovsk, 432 601	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
50.	Limited Liability Company "Permtelecom"	45, Podlesnaya St., Perm 614097	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
51.	Closed Joint-Stock Company "Tsifrovie telecomunikatsii "	20a, Gagarin St.,Cheboksary 428000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
52.	Closed Joint-Stock Company "AMT"	Office 235, 24, B. Morskaya str., St.Petersburg 191 186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
53.	Limited Liability Company "Vladimirski taxofon"	32B, Stroiteley pr., Vladimir 600014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

54.	Limited Liability Company "Vyatkasvyazservice"	43/1, Drelevskogo St., Kirov, 610000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-
55.	Limited Liability Company "MobilCom"	17, Mira St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
56.	Limited Liability Company "Telecom-Stroy"	92, Parizhskoy Komuny St., Ivanovo 153017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
57.	Limited Liability Company "Telecom-Terminal"	13, Lenin pr., Ivanovo 153000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
58.	Open Joint-Stock Company "VolgaTelecom"	Dom svyazi, Gorky Square, Nizhni Novgorod 603 000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
59.	Open Joint-Stock Company "Giprosvyaz"	11, 3-d Khoroshevskaya St., Moscow 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
60.	Open Joint-Stock Company "NGTS-Page"	15/3, Vystavochnaya St., Novosibirsk-78	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
61.	Open Joint-Stock Company "Sibirtelecom"	5, Lenin St., Novosibirsk 630 099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
62.	Open Joint-Stock Company "Uralsvyazinform"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
63.	Open Joint-Stock Company "Dalsvyaz"	57, Svetlanskaya St., Vladivostok 690600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
64.	Open Joint-Stock Company "North-Western Telecom"	24, B.Morskaya St., St. Petersburg 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
65.	Open Joint-Stock Company "Central Telecommunications Company"	23, Proletarskaya St., Khimki, 141 400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
66.	Open Joint-Stock Company "Central Telegraph"	7, Tverskaya St., Moscow 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
67.	Open Joint-Stock Company "Rostelecom"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
68.	Closed Joint-Stock Company "Teleport-	90,Tashkentskaya	The person belongs to the group of parties,	1994	-	-

	Ivanovo"	St.,Ivanovo 153032	which the Joint –Stock Company belongs to.			
69.	Open Joint-Stock Company "Investment Communications Company"	55/2, Plyuschikha St., Moscow 119121	The party is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party. The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995 2006	38.16	50.69
70.	Closed Joint-Stock Company "Armavirski zavod svyazi"	1a, Urupskaya St., Armavir, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999 2006	-	-
71.	Closed Joint-Stock Company "ZanElCom"	7-2, Novolesnaya Str., Moscow , Russia, 103055	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
72.	Closed Joint-Stock Company "Volgograd-GSM"	19, Kommunisticheskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	0.02	-
73.	Open Joint-Stock Company "Recreation center "Orbita"	Olginka, Tuapse district, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000 2006	-	-
74.	Closed Joint-Stock Company "Stavropolskaya sotovaya svyaz"	10/12 Oktyabrskoy Revolyutsii Pr., Stavropol, 355035, Russia	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
75.	Open Joint-Stock Company "Telekinokompania "IR"	2a, Osetinskaya gorka St., Vladikavkaz, RSO-A	The Company is entitled to have at its disposal over 20 per cent of the total number	31.10.2002	-	-

			of the votes granted by the shares (contributions, parts) making the authorized capital of the party			
76.	Closed Joint-Stock Company "TeleRoss-Volgograd "	1st floor, 88, Lenin St., Volgograd 400005	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
77.	Closed Joint-Stock Company "TeleRossKubanelectrosvyaz "	51, Gimnazicheskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.01.1995	-	-
78.	Closed Joint-Stock Company "Yugsvyazstroy "	110/1. Ayvazovskogo St., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001 2006	-	-
79.	Limited Liability Company "Intmashservice"	8, Golubinskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002 2006	-	-
80.	Limited Liability Company " Factorial-99 "	47, Bratski per., Rostov-on-Don 344082	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002 2006	0.00005	-
81.	Limited Liability Company " Yug-Giprosvyaz "	67, Gagarin Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	15.01.2003	-	-
82.	Limited Liability Company " UTK-	66, Karasunskaya Str.,	The Company is entitled to have at its	2003	-	-

	Finance"	Krasnodar	disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
83.	Open Joint-Stock Company " Kuzminov Stavtelecom "	10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002 2006	-	-
84.	Limited Liability Company « Perm teleradiocompany "Ural Inform TV"	2, Krupskaya St., Perm, 614060	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
85.	Closed Joint-Stock Company «Region-setj»	12, Dobrolyubov St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
86.	Limited Liability Company «Artelecom-Service»	4, Priorova proezd, Arkhangelsk, 163071	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
87.	Limited Liability Company «Svyaz-Service-Irga»	21, Yesenin St., Ryazan, RF, 390046	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
88.	Closed Joint-Stock Company «TeleSvyazInform»	13, Bolshevistskaya St., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
89.	Closed Joint-Stock Company «Centel»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
90.	Closed Joint-Stock Company «Otkritie kommunikatsii»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
91.	Closed Joint-Stock Company «Incom»	Building 3, 27/26, Zubovskiy Bulvar, Moscow, 121021	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1993	-	-
92.	Closed Joint-Stock Company «Telecomcity»	5, Delegatskaya St., Moscow, 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
93.	Daughter enterprise Boarding house	15, Scherbak St., Yalta,	The person belongs to the group of parties,	1994	-	-

	"Malakhit"	Krym, Ukraine, 334200	which the Joint –Stock Company belongs to.			
94.	Limited Liability Company «SvyazProjectService»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
95.	Limited Liability Company «Giprosvyaz-Consulting»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
96.	Closed Joint-Stock Company «TsentrTelecomService»	office 101, 23, Proletarskaya St., Khimki, Moscow region, 141400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
97.	Closed Joint-Stock Company «Globalstar Kosmicheskie telecomunikatsii" (Globaltel)»	25/2, Dubovaya Roscha St., Moscow 127427	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
98.	Closed Joint-Stock Company «SteK GSM»	62, Sovetskiy pr., Kemerovo, 650099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
99.	Closed Joint-Stock Company «RTC-Center"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
100.	Open Joint-Stock Company «Regional information networks»	1, Trudovaya St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
101.	Closed Joint-Stock Company «Telecom of the Ryazan region»	36, Svobody St., Ryazan, 390006	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-
102.	Limited Liability Company "Bona"	45, Troitskiy Pr., Arkhangelsk, 163061, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
103.	Open Joint-Stock Company "Tatincom-T"	90, Tashkentskaya St., Ivanovo, 153032, RF	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
104.	Limited Liability Company ChOP "Rostelecom-Bezopasnost"	2/2, Deguninskaya St., Moscow, 127486	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
105.	Dagestan Open Joint –Stock Company of Telecommunications and informatics	1, Lenin Pr., Makhachkala, Dagestan Republic, 367 012	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
106.	Closed Joint-Stock Company «Vestelcom»	26, Suschovskiy val St., Moscow, 127018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1992	-	-
107.	Closed Joint-Stock Company «Moscow center of new technologies and	46, Arbat St., Moscow, 121002	The person belongs to the group of parties, which the Joint –Stock Company belongs	2000	-	-

	telecommunications»		to.			
108.	Limited Liability Company «RSU-Telecom»	building 2/B, 18 Stachek Pr., Saint Petersburg, Russia, 198095	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
109.	Limited Liability Company «RPK "Svyazist"	village Petrovskoe, Priozerskiy district, Leningrad Region, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
110.	Closed Joint-Stock Company "FK-Svyaz"	14, Volgogradskiy Pr., Moscow, 109316	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
111.	Closed Joint-Stock Company IK «Svyaz»	60, Lenin St., Syvtyvkar, 167610	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
112.	Closed Joint-Stock Company «TV and radio broadcasting company "Foton"	30, Zheleznodorozhnaya St., Krasnodar, 350023	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004 2006	-	-
113.	Open Joint-Stock Company "Russia telecommunications network"	2/15, Maroseika St., Moscow, 101000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
114.	Closed Joint-Stock Company «Nizhegorodteleservice»	Dom Svyazi, Gorky Sq., Nizhny Novgorod, 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
115.	Closed Joint-Stock Company «Rostelegraph»	7, Tverskaya St., Moscow , 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
116.	Closed Joint-Stock Company "STARTCOM"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
117.	Open Joint-Stock Company "Information commercial networks "OMRIKS"	10, Tereshkova St., Orenburg, 460018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
118.	Closed Joint-Stock Company "Transsvyaz"	2a, Chaadaev St., Nizhny Novgorod, 603035	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
119.	Open Joint-Stock Company "Mobiltelecom"	7, Sukhe-Bator St., Ulan-Ude, 670000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-

120.	Closed Joint-Stock Company "Chita NET"	22, Chaikovskiy St., Chita, 672090	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
121.	Limited Liability Company "Parma Paging"	31, Kommunisticheskaya St., Syktyvkar, Komi Republic, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
122.	Limited Liability Company TO "Accent"	68, Krasnoarmeiskaya St., Krasnodar, 350000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004 2006	-	-
123.	Limited Liability Company "Tver Telecom"	24, Novotorzhskaya St., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
124.	Limited Liability Company "NWT-Finance"	office 422, 26, Bolshaya Morskaya St., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
125.	Limited Liability Company "Giprosvyaz-Sibir"	53, Gorky St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
126.	Closed Joint-Stock Company "Telephone company - Ural"	18b, Tekhnicheskaya Str., Ekaterinburg, 620090	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
127.	Limited Liability Company "Giprosvyaz-North-West"	11a, Konstantinovskiy Prospect, Saint Petersburg, 197110	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
128.	Closed Joint-Stock Company "RTCOM"	15, Kosareva Str., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
129.	Closed Joint-Stock Company "Association Kanal TV"	4, Vitebskaya Str., Chelyabinsk, 454126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
130.	Limited Liability Company "Besprovodnie informatsionnie technologii "	220, Lenin Str., Yuzhno-Sakhalinsk	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
131.	Closed Joint-Stock Company "Integrator.ru "	57, Svetlanskaya Str., Vladivostok, 690950	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
132.	Open Joint-Stock Company "	Building 2, 55,	The person belongs to the group of parties,	2005	-	-

	Informatsionnie technologii svyazi" ("Svyazintek")	Plyuschikha Str., Moscow, 119121	which the Joint –Stock Company belongs to.			
133.	Limited Liability Company "Nizhegorodskiy Teleservice "	Dom Svyazi, Maxim Gorky Sq., Nizhniy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
134.	Closed Joint-Stock Company "Sakhalinugol-Telecom"	32, Karl Marx Str., Yuzhno-Sakhalinsk, 693000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005		
135.	Limited Liability Company "ATS"	22a, Novotorzhskaya Str., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
136.	Open Joint-Stock Company "A-Svyaz"	7, Shevchenko Str., Blagoveschensk, 675000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	23.06.2006	-	-
137.	Closed Joint-Stock Company "ATS-32"	94, Mira Str., Irkutsk, 664002	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2006	-	-
138.	Closed Joint-Stock Company "ZEBRA TELECOM"	Building 3, 24, Trubnaya Str., Moscow, 103051	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	14.06.2006	-	-
139.	Closed Joint-Stock Company "GLOBUS-TELECOM"	38, Obraztsov Str., Moscow, 127018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	04.04.2006	-	-
140.	Limited Liability Company "Parma-Inform"	160, Internatsionalnaya Str., Syktyvkar, Komi Republic, Russia, 167982	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
141.	Closed Joint-Stock Company "Transsvyaz"	2, Chaadaev Str., Nizhny Novgorod, 603035, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
142.	Closed Joint-Stock Company "Saratov-Mobile"	40, Kiselyova Str., Saratov, 410600, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
143.	Closed Joint-Stock Company "Nizhegorodteleservice"	3, Zhukov Sq., Nizhny Novgorod, 603107, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
144.	Closed Joint-Stock Company "Chuvashiya-Mobile"	83, K.Ivanov Str., Cheboksary, Chuvashia Republic, 428018, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
145.	Closed Joint-Stock Company "Penza Mobile"	1/3, Kuprin Str., Penza, 440606, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
146.	Limited Liability Company	Building 4, 33,	The person belongs to the group of parties,	-	-	-

	"Telecomcenter"	Dmitrovskoe shosse, Moscow, 127550	which the Joint –Stock Company belongs to.			

II. Changes in the list of affiliated persons occurred during the period

from 01 01 2007 till 31 03 2007

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Included into the list of affiliated persons:	26.01.2007	26.01.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Arkady Arkadievich Samoilov	Krasnodar	The person is a member of the collegiate executive body of the Joint –Stock Company.	26.01.2007	-	-

END